Filed by IPFX PubCo, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Quantum Space, LLC
Commission File No.: 132-00001

The following materials were made available in connection with the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, LLC (“Quantum Space”), IPFX PubCo, Inc. (“PubCo”), and the other parties thereto.

Set forth below is a press release issued by Quantum Space on November 9, 2026.

Quantum Space to Hold Virtual Analyst & Investor Day

Presentation will feature remarks from leadership team and focus on the Company’s technology platform, mission pipeline and path to public listing

ROCKVILLE, MD—November 9, 2026 — Quantum Space, LLC (the “Company” or “Quantum Space”), a company developing the next generation of advanced maneuverable spacecraft for national security and commercial missions, will today host a Virtual Analyst Day from 10:00 a.m. to 11:45 a.m. Eastern Time. The event will feature remarks from CEO and former NASA Administrator Jim Bridenstine, President and Co-founder Kerry Wisnosky, and CFO Adarsh Parekh, and conclude with a live Q&A session.

Quantum Space is developing Ranger and Scout, two highly maneuverable spacecraft engineered for space defense, orbital mobility, and cislunar operations. The pair comprises a coordinated system for dynamic space operations, with Ranger providing fuel and logistics support, and Scout using that support to maneuver, conduct reconnaissance, perform proximity operations, and remain on mission longer. The Company currently holds six contracts and pending proposals with the U.S. Space Force, the Department of War, DARPA, and the Air Force Research Laboratory, including a contract award under the Space Force’s Andromeda program, an IDIQ vehicle aimed at fielding a proliferated constellation of maneuverable, refuelable spacecraft in geostationary orbit.

On June 8, 2026, Quantum Space announced it had entered into an agreement with Inflection Point Acquisition Corp. VI (Nasdaq: IPFX) (“Inflection Point”) under which Quantum Space will become a publicly traded company. Upon closing, the combined company will use the Quantum Space name and expects to be listed on the NYSE under the ticker symbol “QSPC.”

Proceeds from the transaction will fund accelerated production of the Ranger platform and expansion of manufacturing facilities, positioning the Company to compete for a growing pipeline of national security, civil, and commercial missions.

Webcast Information

A live webcast of the Quantum Space Virtual Analyst Day will begin at 10:00 a.m. ET at: https://app.webinar.net/jawO4ow4KAg. A recording will be available following the live event at https://www.quantumspaceinc.com/

About Quantum Space

Quantum Space is building the next generation of advanced maneuverable spacecraft for national security, civil, and commercial space operations. Its highly maneuverable spacecraft are being designed to address the needs of national security and commercial operators. With patented propulsion, extended on-orbit endurance, and modular flexibility, these platforms are being engineered to outmaneuver legacy satellites and operate dynamically across diverse mission sets. For more information, visit www.quantumspaceinc.com.

Quantum Space Media Contacts

Bettina Inclan

Chief of Marketing and Strategic Communications

media@QuantumSpace.us

Dan Moore / Jude Gorman / Kiki Torpey
Collected Strategies
quantum-CS@collectedstrategies.com

Set forth below is a press release issued by Quantum Space on November 7, 2026.

Quantum Space Part of Team Awarded $185 Million NASA Contract for Moon Base Transportation Program

Ranger spacecraft to deliver NASA payloads to lunar orbit, with Quantum Space receiving approximately 25% of the Arrow-led contract value

ROCKVILLE, Md., Nov. 7, 2026 – Quantum Space, LLC (the “Company” or “Quantum Space”), a company developing the next generation of advanced maneuverable spacecraft for national security and commercial missions, today announced its selection as part of a team led by Arrow Science and Technology (“Arrow”) for a $185 million award under NASA’s Moon Base Transportation program, as part of a block buy that procured multiple launch and in-space transportation services. Quantum Space’s portion of the award represents approximately 25% of the total contract value.

Quantum Space will serve as subcontractor to Arrow, who is acting as prime contractor and mission integrator and leading a team that includes SpaceX’s Falcon 9 rocket for launch and Quantum Space for orbital transfer. Terms of the agreement between Quantum Space and Arrow are currently being finalized. The mission supports NASA’s efforts to establish a sustained presence at the lunar south pole. Quantum Space’s Ranger will provide its orbital transfer vehicle to deliver NASA’s two CAPSTONE-2 spacecraft.. Ranger is being engineered to operate across the cislunar domain with significant payload flexibility. Designed to accommodate multiple payloads and support refueling and resupply in orbit, Ranger will help enable the transportation infrastructure required for sustained lunar operations.

NASA Administrator Jared Isaacman and Moon Base Program Manager Carlos García-Galán announced the awards today at NASA’s Kennedy Space Center in Florida. The Moon Base program aims to establish an enduring American presence at the lunar south pole. Through the Moon Base Transportation awards, NASA is procuring commercial launch and orbital transfer services to reliably deliver spacecraft to lunar destinations. The award is part of NASA’s Venture-Class Acquisition of Dedicated and Rideshare (VADR) contracts within the agency’s Commercial Access to Space Program.

“Thank you to Administrator Isaacman, Mr. García-Galán and the entire Moon Base team for trusting Quantum Space with this mission,” said Jim Bridenstine, CEO of Quantum Space. “America is going back to the Moon to stay, and staying takes reliable transportation between the Earth and the Moon. The same capability that delivers NASA spacecraft to the Moon gives America freedom to maneuver across cislunar space. We’re proud to be on Arrow’s team for this mission.”

“As a launch service integrator, our priority is removing the complexity of deep space logistics so NASA can focus entirely on its mission objectives. Delivering these payloads to their intended orbit is a true team effort, and we take immense pride in deepening our long-standing relationships with SpaceX and Quantum Space,” said Jim Baker, Founder and CEO of Arrow Science and Technology. “By seamlessly uniting these world-class capabilities, we will streamline execution and deliver maximum commercial value to our government customer, establishing a repeatable and cost-effective blueprint for the future of lunar exploration.”

About Quantum Space

Quantum Space is building the next generation of advanced maneuverable spacecraft for national security, civil, and commercial space operations. Its highly maneuverable spacecraft are being designed to address the needs of national security and commercial operators. With patented propulsion, extended on-orbit endurance, and modular flexibility, these platforms are being engineered to outmaneuver legacy satellites and operate dynamically across diverse mission sets. For more information, visit www.quantumspaceinc.com.

About Arrow Science and Technology, LLC

Founded in 2008, Arrow Science and Technology, LLC is an AS9100 certified, Native American-owned Small Business providing comprehensive space logistics services, precision manufacturing, and technical services. Headquartered adjacent to NASA’s Johnson Space Center in Webster, Texas, Arrow serves as a turnkey “Mission as a Service” integrator, managing the full lifecycle of flight integration and launch logistics for commercial, defense, and government payloads. Through its XTERRA deployment systems division, the company leverages a 30-year engineering heritage that has successfully deployed over 400 satellites into orbit using flight-proven, ITAR-free separation mechanisms. Backed by state-of-the-art CNC machining facilities and decades of human spaceflight engineering experience, Arrow delivers flight-certified hardware, including International Space Station docking and berthing systems, and mission-critical systems engineering to advance the global space economy. For more information, visit arrowscitech.com.

Quantum Space Media Contact

Bettina Inclan

Chief of Marketing and Strategic Communications, Quantum Space

media@QuantumSpace.us

Arrow Science and Technology Media Contact

Marcia Hodge

Vice President of Space Logistics

mhodge@arrowscitech.com

Set forth below is a communication made available on the LinkedIn social media account of Quantum Space on November 7, 2026.

Forward-Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21(e) of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination (the “Business Combination”) by and among Inflection Point Acquisition Corp. VI (“Inflection Point”), Quantum Space, and the other parties thereto, the estimated or anticipated future results and benefits of the combined company (“New Quantum Space”) following the Business Combination, including the likelihood and ability of Quantum Space and Inflection Point to successfully consummate the Business Combination, future opportunities for New Quantum Space and other statements that are not historical facts. These statements are based on the current expectations of the management of Inflection Point and/or Quantum Space and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and Quantum Space. These statements are subject to a number of risks and uncertainties regarding Quantum Space’s business and the Business Combination and actual results may differ materially. These risks and uncertainties include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Inflection Point, Quantum Space, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain shareholder approval, to obtain financing to complete the Business Combination or other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of New Quantum Space to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Quantum Space as a result of the announcement and consummation of the Business Combination; the inability of Quantum Space to successfully complete development of its flagship vehicle, Ranger, which is currently in development and has not been manufactured, operated or sold to date, or for it to meet Quantum Space’s design standards, including its intended fuel capacity, having a refuelable and modular architecture, and operational life of up to 15 years; the ability of New Quantum Space to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Quantum Space to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that Quantum Space or the combined company may be adversely affected by other economic, business, and/or competitive factors; the amount of redemption requests made by Inflection Point shareholders; unsatisfactory safety performance of Quantum Space’s satellite systems or security incidents at Quantum Space’s facilities; failure of the market for satellites to achieve the growth potential Quantum Space expects; any delayed launches, launch failures, failure of Quantum Space’s satellites to reach their planned orbital locations and significant increases in the costs related to launches of satellites; the handling, production and disposition of potentially explosive and ignitable energetic materials and other dangerous chemicals in Quantum Space’s operations; failure of Quantum Space’s products to operate in the expected manner or defects in its products; counterparty risks on contracts entered into with Quantum Space’s customers and failure of Quantum Space’s prime contractors to maintain their relationships with their counterparties and fulfill their contractual obligations; failure to successfully defend against protests from other bidders for government contracts; changes in the funding levels of various governmental entities with which Quantum Space does business; and other risks and uncertainties discussed in documents of Inflection Point and/or Quantum Space filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Inflection Point and Quantum Space presently do not know or that Inflection Point and Quantum Space currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Inflection Point’s and Quantum Space’s expectations, plans or forecasts of future events and views as of the date of this communication. Inflection Point and Quantum Space anticipate that subsequent events and developments will cause their assessments to change. However, while Inflection Point and Quantum Space may elect to update these forward-looking statements in the future, Inflection Point and Quantum Space specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Inflection Point’s or Quantum Space’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information

The Business Combination will be submitted to shareholders of Inflection Point for their consideration. In connection with the Business Combination, IPFX PubCo, Inc., Inflection Point and Quantum Space as co-registrants, filed a registration statement on Form S-4 (File No. 333-299286) (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement to be distributed to shareholders of Inflection Point in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Inflection Point and equity holders of Quantum Space in connection with the completion of the Business Combination. The Registration Statement was declared effective by the SEC on October 28, 2026, and Inflection Point mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Inflection Point has sent or will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain copies of these documents and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/prospectus was mailed to shareholders of Inflection Point as of the record date for voting on the Business Combination. Shareholders of Inflection Point will also be able to obtain copies of the definitive proxy statement/prospectus without charge, by directing a request to: Inflection Point Acquisition Corp. VI, 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, FL 33139, or to Alliance Advisors, LLC, Inflection Point’s proxy solicitor, by calling 1-855-206-2037 or emailing IPFX@allianceadvisors.com. The contents of any website referenced in this communication are not incorporated into this communication.

Participants in the Solicitation

Inflection Point and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Inflection Point’s shareholders with respect to the Business Combination. Information about Inflection Point’s directors and executive officers and a description of their interests in Inflection Point and in the Business Combination is contained in the sections of the Registration Statement entitled “Beneficial Ownership of Securities,” “The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination,” and “Certain Relationships and Related Person Transactions”, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests is contained in the Registration Statement and the proxy statement/prospectus.

Quantum Space, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Inflection Point’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Registration Statement when available, in the sections entitled “Executive and Director Compensation of Quantum Space — Interests of Quantum Space’s Directors and Executive Officers in the Business Combination” and “Management of the Company Following the Business Combination,” which is available. free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.